Contact

www.linkedin.com/in/lanacuthbertson (LinkedIn)

Top Skills

Strategic Communications
Program Management
Policy Writing

Certifications

Propel

Honors-Awards

Top 40 Under 40

Lana Cuthbertson

CEO & Founder, Areto Labs
Montreal, Quebec, Canada

Summary

Lana is the CEO and Founder of Areto Labs, a B2B SaaS startup that builds machine learning technology to make digital communities more positive and inclusive. Her career has taken her from journalism to communications and marketing to product and program management to business strategy to entrepreneurship, allowing her to build expertise in technology, digital communications and culture, leadership, innovation, change management and writing. She has worked in industries like technology, financial services and fintech, global pharmaceuticals, post-secondary and nonprofit. She is a passionate advocate for gender equality. She created an A.I. based Twitter bot to encourage women in politics called ParityBOT, which she has built and run in Canada, New Zealand and the U.S. so far. She co-founded and chaired ParityYEG in 2018, a nonprofit dedicated to achieving gender equality in politics, chaired the Alberta North chapter of Equal Voice from 2015 to 2017 and sat on the national board. She was named a Top 40 Under 40 by Avenue Edmonton in 2018.

Experience

Areto Labs
CEO & Founder
August 2020 - Present (2 years 10 months)

Areto Labs is a B2B SaaS social enterprise tech startup making digital communities more positive and inclusive by building apps that combine machine learning sentiment analysis with a program of automated, culture-building prompts and nudges.

Borealis AI
AI Content Strategist Consultant
September 2020 - March 2021 (7 months)
Toronto, Ontario, Canada

Content strategy and writing on artificial intelligence technologies, applications and societal impacts.

TANK Worldwide
Director, Strategy & Planning
September 2019 - July 2020 (11 months)
Montreal, Canada Area

Global marketing and brand strategy consulting for healthcare companies (GSK, Eli Lilly, Pfizer, Lundbeck, Sanofi)

ATB Financial
5 years 1 month

Director, Customer Experience Strategy & Program Manager
September 2018 - August 2019 (1 year)

Working with the Head of Customer Experience, I lead strategy development for ATB's digital customer experience products and worked with a cross-functional leadership team on ATB's digital and agile transformation.

Senior Product Manager, Spark - Business
August 2017 - September 2018 (1 year 2 months)
Edmonton, Calgary, Alberta

Team member and customer adoption of transformative services and technology

Communications Manager - Media & Story
August 2015 - August 2017 (2 years 1 month)
ATB Place Edmonton AB

Public and media relations, storytelling, marketing and social media campaign strategy and execution, copywriting, content marketing.

Communications Specialist - Media & Story
August 2014 - August 2015 (1 year 1 month)

ParityYEG
Cofounder & Chair
January 2018 - July 2019 (1 year 7 months)
Edmonton, Canada Area

University of Alberta
2 years 1 month

Student Event Risk Management Coordinator, Acting Student Affairs Officer, Dean of Students Office
July 2013 - August 2014 (1 year 2 months)

Communications Associate, Faculty of Arts
August 2012 - July 2013 (1 year)

Created a social media plan and managed social media presence for the Faculty of Arts; wrote articles about the faculty for the website; managed various internal communications projects; assisted with strategic communications planning.

Edmonton Journal
Reporter
May 2011 - September 2011 (5 months)
Edmonton, AB

General assignment reporter at the Edmonton Journal.

University of Alberta Students' Union
Student Group Services Manager
2009 - 2010 (1 year)

Managed Student Group Services, which services more than 400 student groups at the University of Alberta. Risk management, leadership and organizational development and event planning.

Volunteer Alberta
Project Coordinator
2004 - 2009 (5 years)

As a summer student, I coordinated projects and assisted with board development.

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Education

Carleton University
Master of Journalism, Journalism · (2010 - 2012)

University of Alberta
Bachelor of Arts, English · (2005 - 2010)